

December 24, 2009

<u>**Via Facsimile (212) 354-8113 and U.S. Mail**</u>
Mr. Robert Bowker
Chief Financial Officer
Invitel Holdings A/S
Puskas Tivadar, u. 8-10, H-2040
Budaors, Hungary

        Re: Invitel Holdings A/S
                  Schedule 14D-9 filed December 18, 2009
                  File No. 05-84772

Dear Mr. Bowker:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 4. The Solicitation or Recommendation, page 5</u>

1.   We refer you to disclosure regarding the Independent Directors' review of the offer with its financial advisor, Houlihan Lokey Howard & Zukin. Notwithstanding the absence of a specific item requirement in the Schedule 14D-9, please advise us of whether consideration has been given to summarizing your discussions with Houlihan in greater detail and attaching any written analyses or presentation materials used in issuing their

advisory services to the Independent Director Committee. Please refer to Item 8 of Schedule 14D-9 and Item 1011(b) of Regulation M-A.

Item 8. Additional Information, page 18

Forward Looking Statements, page 20

2.   We note the reference to the Private Securities Litigation Reform Act of 1995. The safe harbor protections for forward-looking statements contained in the referenced federal securities laws do not apply, by their terms, to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please remove the reference to the PSLRA or revise to clarify that the safe harbor protections do not extend to any of the forward-looking statements made in connection with this offer. See also telephone interpretation I.M.2 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance.

Closing Information

        As appropriate, please amend your filing and respond to these comments promptly. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  · the company is responsible for the adequacy and accuracy of the disclosure in the filings;

  · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       Please direct any questions to me at (202) 551-3737. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc: Mark. L. Mandel, Esq
      David Johansen, Esq.
      White & Case LLP (via facsimile)